DONNE R M INERALS LTD.

Number: 010-03
Dated: July 7 , 2003                           TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL
SVB FIELD WORK UNDERWAY

Mr. Harvey Keats, President of Donner Minerals Ltd. (the ‘Company’) announces that further to the Company’s news release of June 2, 2003, Falconbridge field crews have arrived at the South Voisey Bay Project and that field work is underway.

Field work currently consists of geological and geophysical follow-up of previously identified airborne MegaTEM electromagnetic anomalies located throughout the South Voisey Bay Project area.

In the North Gabbro area, the geophysical ground follow-up will consist of widely spaced AMT electromagnetic (‘EM’) ground geophysics to be followed by large loop EM surveys. The ground follow-up will be in the general area of the highest grades and nickel tenors intersected on the SVB Project to date.

In the South Gabbro area, geophysical ground follow-up will consist of large loop EM surveys. In addition, three conductive trends on the eastern portion of the SVBN property and one on the northern portion of the SVBN property, have been selected for follow-up in the field prior to a decision to carry out ground geophysics.

The ground geophysical surveys are designed to identify high priority anomalies to be selected for diamond drilling. The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million to the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

Work will be carried out on all four ownership blocks in the South Voisey Bay Project: the wholly owned SVBN property; the Donner/Northern Abitibi joint venture property; the Donner/Commander joint venture property; and the SVBN/Pallaum Minerals joint venture property.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; UC Resources Ltd. 5.40%. Donner has a 52% interest in the Donner/Northern Abitibi joint venture property and Donner has a 52% interest in the Donner/Commander joint venture property. SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com